CAPITAL RESOURCE FUNDING, INC.
                            2212 Lantern Way Circle
                        Cornelius, North Carolina 28031
                                 (704) 564-1676
                                December 23, 2004


                       Securities and Exchange Commission
                        Division of Corporation Finance
                             450 Fifth Street, N.W.
                          Washington, D.C. 20549-0404

Attn:  Chris  Windsor,  Esq.
       Senior  Attorney
       Office  of  Emerging  Growth  Companies

Re:    Capital  Resource  Funding,  Inc.
       Form SB-2 filed August 16, 2004; Amended October 25, 2004; Amended December 23, 2004
       File  Number:  333-118259

Gentlemen:

     Thank you for your comment letter dated November 16, 2004 (the "Comment Letter"), with respect to the above-captioned Registration Statement on Form
SB-2. We have filed our revised Amendment No. 2 to Form SB-2/A (the "Form SB-2/A") of Capital Resource Funding, Inc. (the "Company"), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

     For your information, we have filed our revised Form SB-2/A on the EDGAR system, and have also provided a clean and marked copy by overnight courier to the staff of the Commission for its review.

     At the outset, we would like to inform the staff that we have restructured this offering in light of several of the staff's comments, so that it no longer incorporates the share distribution arrangement with Hairmax International, Inc. In addition, David R. Koran, President and Chief Executive Officer of the Company, no longer intends to sell any shares of common stock that he owns in this offering. These changes have resulted in many modifications to our Form SB-2/A, and we would like to thank the staff for its comments in these areas.

1. We have eliminated the share distribution arrangement with Hairmax International, Inc., and we have thereby eliminated one of the objections of the Staff to considering this offering as a secondary offering.

Chris  Windsor,  Esq.
December  23,  2004
Page  2.


2. Mr. Koran no longer intends to sell 300,000 shares of his common stock, and we have thereby eliminated one of the objections of the Staff to our use of Rule 415 in connection with the offering.

3.   Our cover page does not presently, and will not, exceed the one-page limit.

4. We have simplified and shortened the discussion on the cover page as requested.

5.   There  will  be  no  Hairmax  dividend  distribution.

6. We have modified references to the Registration Statement that are contained in the prospectus to refer to the prospectus, where appropriate, as you requested.

7. There will be no "registered dividend" or any share dividend in connection with this offering.

8. This estimate of the number of shares of Hairmax common stock held by Cede & Co. is no longer relevant.

9. Any discussion concerning Haimax's business is no longer relevant to our offering.

10. We have modified the Summary to present a balanced discussion of the business and prospects of our company, as requested.

11. We have streamlined the discussion of our business activities contained in the Summary, as requested.

12. We have moved the discussion of fees generated so that it appears at the beginning of our streamlined discussion of our business, as requested.

13. We have added appropriate caveats to the discussion of the availability of additional equity or debt financing, as requested.

14. We have clarified the extent to which Mr. Koran has directly paid certain expenses and is currently working without any remuneration, as requested.

15. A risk factor concerning Mr. Koran's security sales is no longer appropriate.


Chris  Windsor,  Esq.
December  23,  2004
Page  3.


16. We have combined risk factors relating to Mr. Koran's shareholding position and the control of the Koran family of our Board of Directors into one risk factor.

17. All subheadings for risk factors are now bold-faced, italicized and in initial capitals, as requested.

18. We have deleted the statement that "we cannot guarantee that we will continue to be profitable", inasmuch as we are not profitable.

19. We have provided more detail concerning the nature of the expenses that are expected to increase, and clarified our intention to pay Mr. Koran a salary of $40,000 per year, as requested.

20. We have revised the text to avoid the use of vague language with respect to our plans to be quoted on the OTC Bulletin Board, as requested.

21. The information required by Item 506 of Regulation SB has been included, as requested.

22. Shareholders that had fractional shares were rounded down, and there were a large number of Hairmax shareholders who owned less than ninety shares, and therefore would be entitled to less than one of our shares in the distribution. Of course, the table has been deleted and this is not relevant anymore.

23. We have conceded that Greentree Financial Group, Inc. would be deemed to be a statutory underwriter within the meaning of Section 2(11) of the Securities Act of 1933, as amended.

24.  The  Greentree  shares  have  been  issued,  and  this  has been clarified.

25. We have re-arranged the text in the first paragraph in this section, as requested.

26.  We  have  moved  the  discussion  of  "competition"  as  requested.

27. We have provided the reasons why management believes that our potential fees are realistic.

28.  We  have  revised  the  discussion  on  referrals,  as  requested.

29.  We  have  deleted  the  reference  to  a  "money  center  bank".


Chris  Windsor,  Esq.
December  23,  2004
Page  4.


30.  The  table  has  been  revised to take into account all projected expenses.

31.  We  have  revised  our  expense  projections,  as  requested.

32. We have deleted the discussion of one of our competitors from the Business Plan disclosure.

33. We have expanded the discussion regarding revenue levels we expect to reach in order to begin paying our CEO, etc.

34. Mr. Koran will not be making a capital contribution inasmuch as he will not be selling 300,000 shares of common stock in the offering. He will, however, continue to work without salary for a period of time and pay certain expenses of our Company.

35. We have removed the discussion that was overlapping in our Results of Operations section, as requested.

36.  We  have  removed  any  reference  to  our  cost  of  sales,  as requested.

37. We have quantified the figure for rent contributed by our President and business expenses paid by him, as requested.

38. We have made the requested revision. A net loss was the only cash item in our Operating Activity section of the statement of Cash Flows.

39. We have affirmatively stated whether we believe we have sufficient cash on hand and expectations of cash inflows to meet all of our cash requirements for the next twelve months. We have also addressed the shortfalls.

40.  Any  discussion  about  Hairmax has been deleted and is no longer relevant.

41.  Any  discussion  about  Hairmax has been deleted and is no longer relevant.

42. The section concerning the Federal Income Tax Consequences of the Hairmax Distribution has been deleted.

43.  There  will  be  no  opinion  of  tax  counsel  in  this  offering.


Chris  Windsor,  Esq.
December  23,  2004
Page  5.


44. We have confirmed that none of the other officers of our Company are projected to receive a salary of over $100,000.

45. The Company has elected May 31st as its fiscal year end. The audit was rendered within 135 days of the date when the Form SB-2 was first filed. Accordingly, audited financial statements for September 30th are not required.

46. Our auditor has added a "going concern" qualification to her opinion, and a footnote discussion of this matter, as requested.

47. We have added a footnote providing detail about our line item Common Stock To Be Distributed, as requested.

48. We have segregated our selling, general and administrative expenses by purpose, as requested.

49. We have disclosed in the our footnotes that the financial statements reflect all the costs of doing business.

50. We have disclosed that we do not intend to retroactively reimburse Mr. Koran for all business-related expenses and his salary, as requested.

51. We have added a footnote disclosing how we valued the shares issued to each employee and non-employee during the period presented.

52.  We  have  provided  a  subsequent  events  footnote,  as  requested.

53. We continue to evaluate your comment and are attempting to fashion an appropriate response to it. Our response will no doubt require additional legal and accounting research. We respectfully request that the Commission review and respond to our Form SB-2/A in light of the significant modifications thereto in response to your comment letter, and reissue Comment 53 so that we can address it as soon as possible.


Chris  Windsor,  Esq.
December  23,  2004
Page  6.


Please  let  us  know  if  you  have  further  questions.

Sincerely,


Capital  Resource  Funding,  Inc.


By:  /s/  David  R.  Koran,  President



cc:     Harold  H.  Martin,  Esq.